Patrick F. Quan

Secretary

American Funds Developing World Growth and Income Fund

Steuart Tower

1 Market Street, Suite 2000

San Francisco, California 94105

Mailing address:

P.O. Box 7650

San Francisco, California 94120-7650

(415) 393-7110 Tel

pfq@capgroup.com

October 3, 2013

Capital Research and Management Company

333 South Hope Street

Los Angeles, CA 90071

Re: Investment Letter – Tranche 1

Gentlemen and Ladies:

American Funds Developing World Growth and Income Fund, a Delaware statutory trust (the “Fund”), hereby offers to sell to you 10,000 shares of its Class A shares of beneficial interest, no par value, (the “Shares”) at a price of $10.00 per share upon the following terms and conditions:

You agree to pay to the Fund the aggregate purchase price of $100,000.00 against delivery of a statement confirming the registration of the Shares in your name.

 You represent to the Fund that you are purchasing the Shares for your own account for investment purposes and not with the present intention of redeeming or reselling the Shares and that the purchase price of such Shares is in payment for an equity interest and does not represent a loan or temporary advance by you.

You understand that you are obligated to pay certain expenses incurred in connection with the organization of the Fund, as shall be reflected in an Investment Advisory and Service Agreement between you and the Fund. You agree that you will not redeem any of the Shares while any portion of such organizational expenses has not been paid by you.

Very truly yours,

AMERICAN FUNDS DEVELOPING WORLD

GROWTH AND INCOME FUND

By /s/ Patrick F. Quan_____________________

Patrick F. Quan

Confirmed and agreed to October 3, 2013

CAPITAL RESEARCH AND MANAGEMENT COMPANY

By /s/ Michael J. Downer

Michael J. Downer

Senior Vice President and Secretary